SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D
(Amendment No. 12)*
Orange 21 Inc.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
685317109
(CUSIP Number)
Seth W. Hamot Costa Brava Partnership III L.P. 222 Berkeley Street, 17th Floor Boston, MA 02116 (617) 595-4400	Jeffrey R. Katz, Esq. Ropes & Gray LLP One International Place Boston, MA 02110 (617) 951-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 22, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 685317109

1.	NAME OF REPORTING PERSON: Costa Brava Partnership III L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028
2.	(a) ☐ CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,318,004 (1)
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 7,318,004 (1)
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,318,004 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 52.5%
14.	TYPE OF REPORTING PERSON* PN

(1) Includes 1,000,000 shares of Common Stock issuable upon the exercise of conversion rights under a promissory note due December 2012 held by Costa Brava Partnership III L.P.

CUSIP No. 685317109

1.	NAME OF REPORTING PERSON: Roark, Rearden & Hamot, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708
2.	(a) ☐ CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,318,004 (1)
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 7,318,004 (1)
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,318,004 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 52.5%
14.	TYPE OF REPORTING PERSON OO
(1) Includes 1,000,000 shares of Common Stock issuable upon the exercise of conversion rights under a promissory note due December 2012 held by Costa Brava Partnership III L.P.

CUSIP No. 685317109

1.	NAME OF REPORTING PERSON: Seth W. Hamot
2.	(a) ☐ CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,318,004 (1)
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 7,318,004 (1)
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,318,004 (1)
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                                                                                                                                ☒
CERTAIN SHARES
Excludes (i) 32,918 shares held directly by Mr. Hamot, (ii) 6,000 shares held in two trusts for the benefit of Mr. Hamot’s children and 12,000 shares held directly by Mr. Hamot’s children and (iii) 30,000 shares issuable upon the exercise of stock options held by Mr. Hamot that are exercisable within sixty days from the date hereof .

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 52.5%
14.	TYPE OF REPORTING PERSON IN, HC
(1) Includes 1,000,000 shares of Common Stock issuable upon the exercise of conversion rights under a promissory note due December 2012 held by Costa Brava Partnership III L.P.

CUSIP No. 685317109

AMENDMENT NO. 12 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on August 26, 2008, as amended by Amendment No. 1 thereto filed on November 24, 2008, Amendment No. 2 thereto filed on December 9, 2008, Amendment No. 3 thereto filed on December 12, 2008, Amendment No. 4 thereto 13D filed on January 23, 2009, Amendment No. 5 thereto filed on February 23, 2009, Amendment No. 6 thereto filed on December 9, 2009, Amendment No. 7 thereto filed on May 27, 2010, Amendment No. 8 thereto filed on June 22, 2010, Amendment No. 9 thereto filed on September 17, 2010, Amendment No. 10 thereto filed on May 26, 2011 and Amendment No. 11 thereto filed on August 31, 2011 (as so amended, the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 5. Interest in Securities of the Issuer.

Paragraphs (a) and (c) of Item 5 are hereby amended and restated to read in their entirety as follows:

(a)
The Reporting Persons are the beneficial owners of 7,318,004 shares of Common Stock, representing approximately 52.5% of the Common Stock outstanding.  This calculation is based on 12,930,440 shares of Common Stock outstanding as of November 7, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2011, as filed with the Commission on November 14, 2011, and gives effect to the exercise of conversion rights under a promissory note due December 2012 held by Costa Brava Partnership III L.P. pursuant to which 1,000,000 shares of Common Stock are issuable to Costa Brava Partnership III L.P.

(c)	On November 22, 2011, the Costa Brava Partnership III L.P. purchased 34,667 shares of Common Stock at $1.85 per share in open market transactions.

CUSIP No. 685317109

Signature:

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 28, 2011

COSTA BRAVA PARTNERSHIP III L.P.
By:	Roark, Rearden & Hamot, LLC, its General Partner
By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President
ROARK, REARDEN & HAMOT, LLC
By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President
SETH W. HAMOT
By:	/s/ Seth W. Hamot